SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                      (Amendment No.  17  )*



                        ELI LILLY AND COMPANY
                         (Name of Issuer)


                    COMMON STOCK, WITHOUT PAR VALUE
                  (Title of Class of Securities)


                           532457-10-8
                          (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

CUSIP No.   532457-10-8

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Lilly Endowment, Inc.
     Federal I.D. No. 35-0868122

2.   Check the appropriate box if a member of a group
     N/A

3.


4.   Citizenship or Place of Organization
     Indiana

5.   Sole Voting Power
     91,994,684

6.   Shared Voting Power
     0

7.   Sole Dispositive Power
     91,994,684

8.   Shared Dispositive Power
     0

9.   Aggregate Amount Beneficially Owned by each Reporting Person
     91,994,684

10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares


11.  Percent of Class Represented by Amount in Row 9
     16.64%

12.  Type of Reporting Person
     CO

ITEM 1(A).NAME OF ISSUER.

          Eli Lilly and Company.

ITEM 1(B).ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          307 East McCarty Street, Indianapolis, Indiana 46225.

ITEM 2(A).NAME OF PERSON FILING.

          This statement is filed by Lilly Endowment, Inc., a not-for-profit corporation organized under the laws of the State of Indiana. Lilly Endowment, Inc., is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986 and is a private foundation under Section 509(a) of the Code.

ITEM 2(B).ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

          The address of the principal business office of Lilly Endowment, Inc., is 2801 North Meridian Street, Indianapolis, Indiana 46208.

ITEM 2(C).CITIZENSHIP.

          Indiana.

ITEM 2(D).TITLE OF CLASS OF SECURITIES.

          Common Stock, without par value.

ITEM 2(E).CUSIP NUMBER.

          532457-10-8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (a) [   ]Broker or Dealer registered under Section 15 of the Act

          (b) [   ]Bank as defined in Section 3(a)(6) of the Act

          (c) [   ]Insurance Company as defined in Section 3(a)(19) of the
               Act

          (d) [   ]Investment Company registered under Section 8 of the
               Investment Company Act

          (e) [   ]Investment Adviser registered under Section 203 of the
               Investment Advisors Act of 1940

          (f) [   ] Employee Benefit Plan, Pension Fund which is subject to
                    the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see <section> 240.13d-1(b)(1)(ii)(F)

          (g) [   ]Parent Holding Company, in accordance with  <section>
               240.13d-1(b)(1)(ii)(G)

          (h) [   ]Group, in accordance with <section>
               240.13d-1(b)(1)(ii)(H)

          Inapplicable.

ITEM 4.   OWNERSHIP.

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          The following information is provided as of December 31, 1996:

ITEM 4(A).AMOUNT BENEFICIALLY OWNED:

          91,994,684. None of such shares are deemed to be beneficially owned by reason of the possession of Lilly Endowment, Inc., of a right to acquire such shares.

ITEM 4(B).PERCENT OF CLASS:

          16.64%

ITEM 4(C).NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

       (i)sole power to vote or direct the vote:

          91,994,684

      (ii)shared power to vote or to direct the vote:

          0

     (iii)sole power to dispose or to direct the disposition of:

          91,994,684

      (iv)shared power to dispose or to direct the disposition of:

          0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[   ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Inapplicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Inapplicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Inapplicable

ITEM 10.  CERTIFICATION.

          Inapplicable.

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January      , 1997
                                       Signature

                              David D. Biber, Treasurer
                              LILLY ENDOWMENT, INC.
                                      Name, Title